UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Oranco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

684058100
(CUSIP Number)

Peng Yang

Million Success Business Limited
7835 Royal Melbourne Way

Duluth, GA 30097
770-906-7587
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Million Success Business Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 38,121,530
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 38,121,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 38,121,530 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 90.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

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1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Peng Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 38,121,530
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 38,121,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 38,121,530 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 90.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*Percentage calculated based on the total number of 42,191,480 shares of common stock outstanding as of December 29, 2017 which is also the total number of outstanding common stock of the Issuer at the time of the transaction which requires filing of this Statement.

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Oranco, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”), whose principal executive offices are located at 7835 Royal Melbourne Way, Duluth, GA 30097.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by Million Success Business Limited, a company organized under the laws of the British Virgin Islands ("Million Success"), and Peng Yang (“Yang” and together with Million Success, the “Reporting Persons). Yang is the sole director and sole shareholder of Million Success. There are no officers of Million Success. As a result, Yang has sole voting and investment power over the Common Stock of the Issuer held by Million Success, may be deemed to control Million Success and may therefore be deemed to beneficially own all of the Common Stock of the Issuer owned directly by Million Success.

(b) The address of the Reporting Persons is 7835 Royal Melbourne Way, Duluth, GA 30097.

(c) Yang is the sole director of Million Success, which holds the Common Stock of the Issuer. There are no officers of Million Success. Yang’s principal occupation is the sole director, President, Secretary and Treasurer of the Issuer, the general manager assistant and overseas affairs manager of Fenyang City Huaxin Wine Industry Development Co., Ltd., and a director of Sure Rich Investment (Group) Limited.

(d) &(e) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Persons from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Yang is a citizen of the People’s Republic of China, and Million Success is a British Virgin Islands company.

Item 3. Source and Amount of Funds or Other Consideration.

On December 26, 2017, Million Success entered into a Share Purchase Agreement with Claudio Gianascio (“Gianascio”) pursuant to which Million Success purchased 38,121,530 shares of the Common Stock from Gianascio for a purchase price of $340,000. The source of funds used by Million Success to purchase the Common Stock was Million Success’s working capital. The transaction was closed on December 29, 2017.

Item 4. Purpose of Transaction.

The transaction was entered into in connection with a change in control and composition of the Board of Directors of the Issuer. In connection with the transaction, on December 29, 2017, Gianascio, sole director and President, Secretary and Treasurer of the Issuer, appointed Yang to serve as sole director and President, Secretary and Treasurer, effective as of January 5, 2018 (the “Effective Date”). Then Gianascio resigned from all of his positions with the Issuer effective as of the Effective Date. Accordingly, as of the Effective Date, there was a change in control of the Issuer, with Yang having the power to manage and control the affairs of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5. Million Success purchased 38,121,530 shares of Common Stock which is 90.4% of the equity capital of the Issuer.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 6. Other than as described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	Share Purchase Agreement, dated December 26, 2017, between Million Success Business Limited and Claudio Gianascio.
2	Joint Filing Agreement dated January 8, 2018.

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: January 8, 2018	MILLION SUCCESS BUSINESS LIMITED

	By:	/s/ Peng Yang
	Name:	Peng Yang
	Title:	Sole Director

/s/ Peng Yang
Peng Yang

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